October 17, 2017

VIA EDGAR

Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Jan Woo

Ivan Griswold

Re:                           Talend S.A.

Registration Statement on Form F-3

File No. 333-220740

Acceleration Request

Requested Date:     October 19, 2017

Requested Time:    4:00 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Talend S.A. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3 (File No. 333-220740) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Mark B. Baudler and Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Mark B. Baudler at (650) 320-4597 or Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3240.

Please direct any questions or comments regarding this acceleration request to Andrew D. Hoffman at (650) 849-3240.

*****

Securities and Exchange Commission

Re: Talend S.A.

October 17, 2017

Sincerely,

Talend S.A.

/s/ Thomas Tuchscherer
Thomas Tuchscherer
Chief Financial Officer

cc:                                                                                Michael Tuchen, Talend S.A.

Aaron Ross, Talend S.A.

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.